Mail Stop 3010

July 21, 2009

VIA MAIL and FAX (603) 2178-4947

Mr. Tay Chong Weng
Principal Financial Officer
Greater Asia Realty Holdings, Ltd.
c/o Tay Chong Weng, President
M-3-19 Plaza Damas, Sri Hartamas
Kuala Lumpur, Malaysia

> **Re:** **Greater Asia Realty Holdings, Ltd.**
> **File No. 000-52695**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**

Dear Mr. Tay Chong Weng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 8 - Financial Statements and Supplementary Data

1. We note that the Balance Sheet, Statements of Operations, Statement of Changes in Stockholders' Equity (Deficit) and Statements of Cash Flows appear to be unaudited and that your Form 10-K does not include an audit opinion issued by an accounting firm registered with the PCAOB. The disclosure in Item 14 further

suggests that no review of the 2008 interim financial statements was performed. Please explain how you considered the requirement of Item 8-02 of Regulation S-X to provide audited financial statements. If you are relying on Rule 3-11 of Regulation S-X for not providing audited financial statements, please demonstrate to us how you meet the referenced rule definition of inactive registrant in 2008 and 2007.

Balance Sheet

2.   Please explain why you have not included the balance sheet for 2007. Refer to Item 8-02 of Regulation S-X.

Item 9A(T) – Controls and Procedures

Evaluation of Internal Controls over Financial Reporting

3.   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Balance Sheet, page 5

4.   We note that the balance sheet does not appear to comply with Item 8-03 of Regulation S-X which requires a balance sheet as of the end of the preceding fiscal year in addition to the balance sheet as of the end of the most recent fiscal quarter. Please, confirm that your future Forms 10-Q will comply with this requirement.

Exhibit 31.1

5.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically we note that you replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4(a), omitted the introductory language referring to internal control over financial reporting in paragraph 4 and omitted the language of paragraph 4(b). Please revise these certifications within your Form 10-Q for the quarter ended March 31, 2009 to comply with the requirements of Item 601(b)(31) of Regulation S-K. Note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant